Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions except ratios)

	For the six months ended June 30,		For the year ended December 31,
	Pro Forma (a)	Historical	Pro Forma (a)	Historical
	2013	2013	2012	2012	2011	2010	2009	2008
Income (loss) from continuing operations before income taxes and equity in affiliated companies’ net earnings	$2,586	$1,898	$6,511	$5,486	$8,818	$8,512	$5,816	$(13,309)
Fixed charges	466	255	947	290	444	554	696	724
Amortization of previously capitalized interest	25	23	47	41	36	34	31	25
Less: capitalized interest	(98)	(53)	(162)	(81)	(109)	(66)	(78)	(122)

Adjusted earnings (losses)	$2,979	$2,123	$7,343	$5,736	$9,189	$9,034	$6,465	$(12,682)

Fixed charges:
Interest expense, net of capitalized interest	$379	$187	$815	$180	$301	$448	$568	$567
Capitalized interest	98	53	162	81	109	66	78	122
Amortization of debt expenses, premiums and discounts	(27)	2	(59)	7	11	14	18	17
Interest portion of rental expense	16	13	29	22	23	26	32	18

Total fixed charges	$466	$255	$947	$290	$444	$554	$696	$724

Ratio of earnings to fixed charges (b)	6.4	8.3	7.8	19.8	20.7	16.3	9.3	— (c)

(a)	The supplemental pro forma information has been adjusted to give pro forma affect to the acquisition of PXP, which was completed on May 31, 2013, as if it had occurred on January 1, 2012. The supplemental pro forma financial information gives effect to events that are directly related to the acquisition of PXP, are expected to have a continuing impact, and are factually supportable. For more information regarding the pro forma amounts and adjustments, please refer to the unaudited pro forma combined condensed financial data included in FCX’s Current Report on Form 8-K/A filed on August 13, 2013, which is incorporated into this prospectus by reference.

(b)	For purposes of completing the consolidated ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, equity in affiliated companies’ net earnings and cumulative effect of accounting changes. Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges from continuing operations consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; and that portion of rental expense that FCX believes to be representative of interest.

(c)	As a result of the loss recorded in 2008, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $13.4 billion to achieve coverage of 1:1 in 2008.